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                  U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                             FORM 12b-25
                     NOTIFICATION OF LATE FILING

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  SEC File Number:  0-17580

   [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-QSB [ ] Form N-SAR

  For Period Ended:         September 30, 1996

  [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

  For the Transition Period Ended:
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  Read Attached Instruction Sheet Before Preparing Form.  Please
  Print or Type

  Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.


  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

            PART I - REGISTRANT INFORMATION

  Full Name of Registrant:       AVITAR, INC.
  Former Name if Applicable:

                       35 Thorp Avenue
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     (Address of Principal Executive Office - Street and Number)

                       Wallingford, CT 06492
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                    (City, State and Zip Code)

            PART II - RULES 12b-25(b) and (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N- SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


            PART III - Narrative

    State below in reasonable detail the reasons why the form 10-K, 20-F, 11-K, 10-Q, N-SAR or transition report could not be filed within the prescribed time period.

   An evaluation of the ongoing value of the Registrant's good-will resulting from a merger, consummated in 1995, could not be completed in time to file the Annual Report on Form 10-KSB by December 29, 1996 without unreasonable effort or expense.


          PART IV - Other Information

(1)  Name and telephone number of person to contact in regard to
this notification: Jay C. Leatherman  (203)       265-3594
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                      (Name)        (Area Code) (Telephone Number)

(2) Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is not, identify report(s). [x] Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ]No


         An evaluation of the ongoing value of the Registrant's good-will resulting from the merger, to which the Registrant was a party, may result in a material adjustment to the Registrant's results of operations to be reflected in the statement of operations to be included in the Registrant's Form 10-KSB.

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                              AVITAR, INC.
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               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: December 30, 1996             JAY C. LEATHERMAN
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                                  Jay C. Leatherman, Chief Financial Officer




                            ATTENTION

   Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).